Contact:
Kathleen Haines
Phone: 203-602-6745
Fax: 203-602-6711
khaines@omicorp.com

Division of Corporation Finance
Attention: Linda Cvrkel
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Re:	OMI Corporation Form 10-K: For the fiscal year ended December 31, 2005 Form 8-K: furnished February 21, 2006, October 18, 2005, July 26, 2005, April 21, 2005 Commission file #: 1-14135

Dear Ms. Cvrkel:

The following are your comments and OMI Corporation’s responses to the SEC comment letter dated April 10, 2006, relating to our December 31, 2005 Form 10-K and Form 8-K’s as indicated above:

Form 10-K for the year ended December 31, 2005

MD&A – Results of Operations, page 38
Form 8-K furnished February 21, 2006, October 18, 2005, July 26, 2005, April 21, 2005

Comment:

1.	We note from your disclosure on page 42 of your MD&A section that you use the non-GAAP financial measure “Vessel Operating Income” which is TCE revenue less vessel expenses, charter hire expense, and depreciation and amortization and on page 43 and 44 you present total vessel operating income for each of your two reportable segments. Please tell us and disclose in future filings what you believe to be the most directly comparable financial measure that is calculated in accordance with GAAP, and give us a reconciliation of the non-GAAP measure to the most comparable GAAP measure. Also, please tell us and disclose why you believe the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Additionally, please explain to us why the segment operating income measure used in Note 12 for SFAS 131 purposes is not consistent with the total vessel operating income measure used for segment discussions in your MD&A section. We believe that for ease of understanding by the investors, these amounts should be consistently calculated or determined.

Response:

     On page 42 of our Form 10-K we explain our Results of Operations in terms of our two Reportable Segments, Crude Fleet and Clean Fleet. We totaled the results of each of our segments by “Vessel Operating Income”, a non-GAAP measure we believe is most directly comparable to the GAAP measure Operating Income. Please see the Reconciliation below of Vessel Operating Income to Operating Income for each segment:

Form 10-K; MD & A page 43	For The Years Ended
	December 31,
CRUDE FLEET:	2005	2004

	In millions
Vessel Operating Income:
Suezmaxes- on spot and time charter	$169.5	$217.9
Handysize Crude Oil Carriers sold in 2005	0.7	6.5
Other Crude Carriers Sold in 2004	0.1	13.6

Total Vessel Operating Income	$170.3	$238.0
General & administrative expense	9.3	9.1
Gain on disposal of vessels	57.9	5.0

Operating Income	$218.9	$233.9

	In thousands
Operating Income per Note 12, page 81	$218,934	$233,914

Form 10-K; MD & A page 44	For The Years Ended
	December 31,
CLEAN FLEET:	2005	2004

	In millions
Vessel Operating Income:
Products-on time and spot charter	$113.9	$63.9
Products-sold in 2004	(0.2)	3.2

Total Vessel Operating Income	$113.7	$67.1
General & administrative expense	4.7	3.4
Loss on disposal of vessels	—	3.2

Operating Income	$109.0	$60.5

	In thousands
Operating Income per Note 12, page 81	$108,994	$60,514

     In the above reconciliation, we included general and administrative expense and gain/loss on disposal of vessels to reconcile vessel operating income in the MD & A to operating income reported for the crude and clean fleet reportable segments per Note 12 on page 81 in accordance with SFAS 131.

Reconciliation to Operating Income

	For the Years Ended December 31,

	2005	2004
Operating Income:
Crude Oil Fleet	$218,934	$233,914
Clean Fleet	108,994	60,514

Subtotal	327,928	294,428
General and administrative expense not allocated to vessels	(23,036)	(17,309)
Other	6,718	5,262

Total	$311,610	$282,381

      As recommended by the SEC, in future filings we will report Operating income by reportable segment in our MD&A, which will be the same as our footnotes. We will also include all appropriate Non-GAAP disclosures, as required by Regulation G.

Financial Statements
Statements of Cash Flows

Comment:

2.	We note that you have presented payments for drydocking as an investing activity on the statements of cash flows. Please note that we do not believe that the method used to account for these costs should impact the manner in which they are presented in your statements of cash flows. In this regard, had you chosen to expense these costs as incurred they would be included in cash flow from operations. Accordingly, in future filings, please present the cash flows related to drydocking payments as an operating activity.

Response:

In accordance with the staff’s request, we will present payments for drydocking as an operating activity on the statements of cash flows in future filings.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

- Revenue Recognition

Comment:

3.	We note your disclosure in Note 1 that revenues include the gross revenue generated by vessels in the Gemini pool, that earnings of the pool are allocated to the pool members using an agreed upon formula, and that charter hire expense is recorded for the non-OMI vessels. Please explain to us why you believe it is appropriate to record the gross amount of revenue related to amounts earned by the pool, which includes five non-OMI vessels and to record charter-hire expense for revenue earned by the five non-OMI vessels. Your response should clearly explain why you believe it is appropriate to recognize all of Gemini’s revenues on a gross basis. See EITF 99-19.

Response:

The Company believes that it is appropriate to recognize the Gemini Pool’s (“Gemini” or the “Pool”) revenues and expenses on a gross basis, including revenues generated and expenses incurred by vessels that are not owned by us. Gemini is a wholly owned subsidiary of OMI.

The Company believes that the revenues should be presented gross of the related voyage and other expenses of the Pool, including payments to the Pool participants, as Gemini is the principal in the Pool’s activities. EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, states that a company should record revenue gross if it has the risks and rewards of a principal. As noted in paragraph 7 of EITF 99-19, “If a company is responsible for fulfillment, including the acceptability of the services ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

Another factor discussed in EITF 99-19 to be considered in the gross versus net decision is the latitude that a company has in establishing prices and in determining the specifications of services.

Gemini acts on its own behalf when entering into contracts with customers, directs all ships’ voyages, makes pricing decisions, collects receivables, and incurs and pays voyage expenses for the ships. The ship owners do not have any responsibility for fulfillment of the transportation services. All contracts, as well as all other operating agreements, are in Gemini’s name. The Company believes that the Pool arrangements do not meet the criteria for “net” (i.e. agent) presentation as discussed in EITF 99-19. Furthermore, Gemini is entirely responsible for the fulfillment of the services that are contractually promised to customers by Gemini through the provision of the ships operating through the Pool, as well as expenses incurred in fulfilling such voyages.

Note 3. Long –Term Debt and Credit Arrangements

- 2.875% Convertible Notes

Comment:

4.	We note your disclosure that the conversion ratio and price of the 2.875% convertible notes are adjusted upon the payment of cash dividends in excess of $.028 per share per year. Please tell us the initial conversion price and ratio at the time the notes were issued and explain whether you performed an analysis as to the existence of a beneficial conversion feature at the time the notes were issued in accordance with EITF 98-5. Also, please explain the meaning of the disclosure that upon conversion you will deliver cash and only at your option will you issue common shares in respect of the remainder of the obligation. Clarify for us if there are any situations in which the note holder can redeem the notes entirely for common shares based on the conversion price. We may have further comments upon receipt of your response.

Response:

Initial Conversion Ratio and Price:

When the notes were issued on December 7, 2004, the initial conversion ratio was 32.5355 shares of our common stock per $1,000 principal amount of notes, which was equivalent to an initial conversion price of approximately $30.74 per share. Our stock price on that date was $20.98.

(Note: The conversion ratio and price of the 2.875% convertible notes are adjusted upon payment of cash dividends in excess of $0.28 per share per year.)

Beneficial Conversion Feature:

When we issued the notes, we did perform an analysis to see if the change in the conversion ratio and price when we issue dividends in excess of $0.28 per year was a beneficial conversion feature. We considered guidance in EITF Issue No. 98-5 as well as EITF Issue No. 00-27. We do not believe that there was a beneficial conversion feature associated with notes because the conversion feature was not in-the-money at issuance, and the conversion feature is indexed to our stock, as discussed in EITF Issue 98-5 Paragraph 16.

Conversion Settlement

At conversion:

(1)	we are required to pay in cash the lower of the (i) face of the bond ($1,000) or (ii) the conversion price (the stock price at conversion multiplied by the conversion ratio)

(2)	We will issue stock or pay cash (our option) for the conversion price (if any) above the face value of the bond.

The only circumstance in which the Company could be forced to redeem the notes for common shares is if we filed for bankruptcy.

Comment:

5.	We note that during 2005 you repurchased an aggregate of $105,244,000 of the Convertible Notes at a discount and recorded a gain. Please tell explain to us how you were able to repurchase the Notes at a discount and discuss the nature of any additional incentives offered to the note holders in exchange for the repurchase at a discount.

Response:

The notes were purchased in the open market at their market price at various times during the year. The price of the notes has periodically been trading at below par since being issued, and we took advantage of the lower trading price to purchase the notes at a discount. There were no incentives offered to the note holders in exchange for the repurchase.

Note 5. Fair Value of Financial Instruments

Comment:

6.	In future filings, please revise Note 5 to include disclosure regarding the carrying values and fair values of your long-term debt. Refer to the disclosure requirements outlined in paragraph 10 of SFAS No. 107.

Response:

As discussed on April 26, 2006 with Ms. Claire Erlanger of the Division of Corporation Finance, this comment does not need to be addressed.

Form 8-K dated February 20, 2006 (furnished February 21, 2006)

Comment:

7.	We note your use of the non-GAAP financial measure “Net Income Before Special Items” in your earnings release furnished on Form 8-K. You state that you present this measure to provide additional information with respect to the company’s ability to compare from period to period operating revenues and expenses without gains and losses such as the gain on extinguishment of notes in 2005, the amount written off in 2004 relating to the expenses for a proposed acquisition and gains and losses from disposition of vessels. However, the most significant item for which you adjust GAAP net income, gain on disposal of vessels, has recurred over the last several years and there is no indication it will not recur in the future. Therefore, it is not clear why this measure is better for forming expectations of future results. Consequently, it does not appear you have provided a substantive reason that demonstrates the usefulness to investors of eliminating these recurring items from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(c)(I)(i)(C)of Regulation S-K. Please revise your adjusted earnings and EPS amounts to exclude recurring items or items that are reasonably likely to recur in the future or, alternatively, tell us and revise to disclose why you believe it is useful to investors to disregard these items when evaluating your performance. For guidance, see Questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13, 2003.

Response:

In our February 21, 2006 fourth quarter earnings release reported on Form 8-K, we report our Net Income and Earnings per share in accordance with GAAP and we also provide Net Income and Earnings per share without certain items we call “Special Items”, see explanation below:

Net Income without Special Items is presented to provide additional information, in the opinion of management, with respect to the Company’s ability to compare from period to period operating revenues and expenses without gains and losses such as the gain on extinguishment of notes in 2005, the amount written off in 2004 relating to the expenses from the proposed acquisition of Stelmar and gains and losses from dispositions of non-double-hull vessels. While Net Income without Special Items is frequently used by management as a measure of the operating performance in a particular period, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. Net Income without Special Items should not be considered an alternative to Net Income or other performance measurements under generally accepted accounting principles.

     Our intent was to provide additional useful information to investors for comparative purposes (quarter/ year to date period over the comparable quarter/year to date period) and to explain separately about the special transactions which occurred during the reporting periods that don’t relate to the provision of transportation services or time chartering of vessels. We have not stated that the special items that we have discussed separately are non–recurring (as discussed in Questions 8 and 9 of the Staff’s Frequently Asked Questions), because we recognize that we have had gains and losses from disposals of assets from time to time. We do not believe that such information should be disregarded by investors; we believe it is useful for investors to analyze such items separately when considering our results. We have provided the information with regards to Net Income without Special Items as a performance measure and as a measure the way that management views and reports it internally. The results we are comparing period to period are the items we discuss in our MD & A as to operating revenues and expenses and market expectations. We do not have a formal plan to dispose of vessels; however, as opportunities arise, we have disposed of vessels. We have not made any mention in our reports as to management’s expectations to dispose of vessels and what the gains and losses would be, so when we incur such gains and losses we separate them from our discussion of the revenues and expenses that our investors have expectations about. We find this type of comparison and detail explanations helpful to investors. We believe this to be consistent with SEC guidance.

     In future press releases, when including non -GAAP measures, we will expand on our discussion with substantive reasons that demonstrates the usefulness to investors on why we believe such information is valuable to investors as recommended by the SEC and as required by Item 2.02 of Form 8-K and Item 10(c)(I)(i)(C)of Regulation S-K.